Ecopetrol S.A. informs the Superintendence of Companies decision regarding one of its subordinates

Ecopetrol S.A. (BVC: ECOPETROL, NYSE: EC) publishes the release from its subordinate Bioenergy S.A.S, that together with Bioenergy Zona Franca S.A.S, were admitted in the reorganization process by the Superintendence of Companies under Law 1116 of 2006, which will allow them to organize financial, administrative and operational aspects to preserve their sustainability.

See Bioenergy’s release here.

  Bogotá, March 12, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co

Bioenergy received the authorization from the Superintendence of Companies to begin a restructuring process

Puerto López, March 11, 2020. Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S. (hereinafter Bioenergy) received authorization from the Superintendence of Companies to enter into a restructuring process. This process is governed by Law 1116 of 2006, which purpose is to protect the Company's financial obligations and recover and preserve it as a viable business venture and a source of employment.

The grounds for Bioenergy to enter into this process were mostly due to a decrease in the expected agricultural production and a deterioration of market conditions, which make the current debt level unsustainable.

With this authorization, Bioenergy expects to enter into agreements with its main creditors and generate liquidity alternatives to preserve its sustainability.

About Bioenergy

Bioenergy is the largest agro-industrial complex in the Colombian highlands. Since its entry into operation in 2017, it has produced a total of 154 million liters of ethanol. The plant has an installed production capacity of 100 million liters of ethanol per year, 35 MWh of electrical energy and cane processing capacity of 1.5 million tons per year, i.e., 6,800 tons of cane per day. It currently has 20,585 productive hectares for the planting of sugarcane. The produced ethanol reduces greenhouse gas emissions by 74%, which contributes to improving air quality in Colombia.

Press Contact:

Bioenergy Communications: Luisa Zambrano | mobile: 3144207659
ACERCA Media Agency: Claudia Ascencio | mobile: 3115483583

Planta El Alcaraván - Km. 43 vía Puerto López - Puerto Gaitán, Meta
Teléfono: (571) 519 0101